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APR 1 6 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46433

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GBS Retirement Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2850 Golf Road
(No. and Street)

Rolling Meadows	IL	60006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Amaya	9519772671	patrick_amaya@ajg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Patrick Amaya, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GBS Retirement Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

Please see attachment (A.R.)
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Orange }

Subscribed and sworn to (or affirmed) before me on this 31st (Date) day of March (Month), 2025 (Year)

by Patrick Amaya

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

ANTHONY ROSALES
Notary Public - California
Los Angeles County
Commission # 2408767
My Comm. Expires Jun 22, 2026

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: ____

Document Date: ____

Number of Pages: ____

Signer(s) Other Than Named Above: ____

Financial Statements and Supplemental Information

GBS Retirement Services, Inc.
Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2024

Contents

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2024, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

April 14, 2025

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2024

Assets		
Cash and cash equivalents	$	34,672,129
Commissions receivable		4,136,386
Fixed assets – at cost, less accumulated depreciation of $49,227		12,741
Other assets		78,057
Total assets	$	38,899,313
Liabilities and stockholder's equity		
Accounts payable – affiliates	$	25,530,506
Income tax payable		999,635
Deferred tax liability, net		15,625
Other liabilities		495,371
Total liabilities		27,041,137
Stockholder's equity:		
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares		1,000
Capital in excess of par value		566,319
Retained earnings		11,290,857
		11,858,176
	$	38,899,313

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2024

Revenues	
Commissions	$ 11,701,588
Investment income	5,198
Total revenues	11,706,786
Expenses	
Professional fees	5,370,547
Salaries and employee benefits	336,539
Other operating expenses	1,448,256
Total expenses	7,155,342
Income before income taxes	4,551,444
Income tax expense:	
Current	882,033
Deferred	27,705
Total income tax expense	909,738
Net income	$ 3,641,706

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2024

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2024 (as adjusted)*	1,000	566,319	10,075,767	10,643,086
Dividend paid to : Arthur J. Gallagher & Co.	–	–	(2,426,616)	(2,426,616)
Net income	–	–	3,641,706	3,641,706
Balance at December 31, 2024	$ 1,000	$ 566,319	$ 11,290,857	$ 11,858,176

*The balance at January 1 ,2024 has been adjusted to reflect an immaterial correction of an error described in Note 2 to the financial statements.

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2024

Operating activities		
Net income	$	3,641,706
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		27,705
Depreciation		7,284
Change in fees receivable		170,375
Change in commissions receivable		(1,218,900)
Change in amounts due to/from affiliates		12,578,777
Change in other assets		(60,716)
Change in income tax receivable/payable		882,033
Change in other liabilities		286,375
Net cash provided by operating activities		16,314,639
Investing activities		
Purchases of fixed assets		(3,598)
Net cash used in investing activities		(3,598)
Net increase in cash and cash equivalents		16,311,041
Cash and cash equivalents at beginning of year		18,361,088
Cash and cash equivalents at end of year	$	34,672,129
Noncash financing activities:		
Dividend to Arthur J. Gallagher & Co.	$	(2,426,616)

See accompanying notes.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 59% of the Company's commission revenue was collectively received from four insurance carriers.

The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company has a Broker Dealer Commission Agreement (the Triad Agreement) with Triad Financial, Inc. (Triad). In 2024, Triad was acquired by Osaic Wealth Management, Inc. (Osaic) and the existing the Triad Agreement was assumed by Osaic. Under the terms of the Triad Agreement, employees of Gallagher are registered representatives of Triad/Osaic. The representatives have access to Gallagher's customer base and are authorized to provide brokerage services, defined as the sale of securities, for a commission. These representatives have access to products, materials, and services offered by Triad. In return for access to the Triad offerings, the Company pays Triad a percentage of its commissions, which are recorded as a reduction in commission revenues. The Company is registered as an introducing broker-dealer for the sole purpose of receiving commissions from Triad and does not handle or maintain customer funds.

Buck HR Securities (Buck HR) was acquired by GBS in 2023, and is a wholly owned subsidiary of BCHR US Holdings, Inc., which is a wholly owned subsidiary of GBS. Buck HR was a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. In fourth quarter 2024, Buck HR decided to exit the broker-dealer business and transferred its customers to the Company through Osaic. The Company recognized $29,652 of revenues in the fourth quarter 2024 from the former Buck HR clients.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2024, the Company had all of its cash and cash equivalents invested at three financial institutions. There is no restricted cash at December 31, 2024. Cash equivalents at December 31, 2024 include $34,560,000 invested in low risk money market accounts held in a Goldman Sachs asset management account.

Revenue Recognition

The Company generates commission revenue for service arrangements with clients. The performance obligations and transaction price (fees and rates) are governed by a written contract, and revenue is recognized over time as the delivery of services occurs and the services are invoiced.

The Company may contract with clients to perform services specified in a contract for a specified fee. These services are considered a single performance obligation and are recognized as invoiced.

Certain commissions are earned for the placement of a product or policy. The transaction price is based on the applicable commission rates established for each product or policy. The commissions are recognized at the time of placement.

Salaries and Employee Benefits

Certain employees of the Company are responsible for the oversight and supervision of other GBS entities. The Company allocates a portion of their salaries and benefits to other GBS entities based on relative time spent supporting each entity. The allocation of these expenses is classified as salaries and employee benefits.

1. Summary of Significant Accounting Policies (continued)

Professional Fees and Other Operating Expenses

Professional fees represent expenses incurred by GBS owned entities while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to total retirement revenue generated by the consultants across all GBS owned entities. Other operating expenses incurred by GBS and allocated to the Company based on revenue include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

Recent Accounting Pronouncements

Segment Reporting

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires that an entity report segment information in accordance with Topic 280, Segment Reporting. The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this update were effective for fiscal years beginning after December 15, 2023. We adopted this ASU as of December 31, 2024, which affected our segment disclosures. See Note 1 for further detail regarding the impact of this ASU.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2025. We are currently evaluating the impact of the new standard on the Company's Statement of Financial Condition, which is expected to result in enhanced disclosures.

2. Adjustment to Opening Balance to Correct Immaterial Error of Previously Issued Financial Statements

Subsequent to the issuance of the financial statements for the period ending December 31, 2023, management discovered the Company incorrectly recorded revenues in the amount of $336,676 and $485,134 in 2022 and 2023, respectively, that should have been recorded by other subsidiaries of GBS. These errors consequently impacted expenses by $193,420 and $263,829 in 2022 and 2023, respectively, that were allocated to the Company based on percentages of revenues. These errors, which management determined were immaterial to both the 2022 and 2023 financial statements, were corrected through an adjustment to Stockholder's Equity of $269,775 as of December 31, 2023. The statement of changes in Stockholder's equity has been revised to reflect the correction of these errors and properly reflect the beginning balance of Stockholder's equity as of January 1, 2024.

3. Income Taxes

Significant components of the income tax expense in 2024 include the following:

Federal:	
Current	$ 668,430
Deferred	22,377
	690,807
State and local:	
Current	213,603
Deferred	5,328
	218,931
	$ 909,738

3. Income Taxes (continued)

At December 31, 2024, the Company had recorded gross deferred tax assets and liabilities of $1,321 and $16,946, respectively. The Company's net deferred income tax liability is attributable to differences in accrued expenses and prepaid assets.

During 2024 there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than federal statutory rate of 21%, due principally to state income taxes. During 2024, the Company settled an income tax receivable from Gallagher through a non-cash dividend of $2,426,616.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2024. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2024, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2024, the Gallagher consolidated group corporate returns have been examined by the IRS or the statue had lapsed through calendar year 2020. In addition, from 2020 forward, various state jurisdictions remain open.

The Inflation Reduction Act enacted a book-based Corporate Alternative Minimum Tax (CAMT) for years beginning after 2022. The CAMT imposes a minimum 15% cash tax on adjusted book income before general business credits. As such, the Company does not currently anticipate being subject to the CAMT.

4. Related-Party Transactions

Professional fees represent expenses incurred by GBS and other GBS owned entities while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to total retirement revenue generated by the consultants across all GBS owned entities. The amount of this allocation for 2024 was $5,370,547.

Certain employees of the Company are responsible for the oversight and supervision of other GBS entities. The Company allocates a portion of their salaries, benefits and other operating expenses to other GBS entities based on relative time spent supporting each entity. The allocation of these expenses is classified as salaries and employee benefits. The total allocation from the Company was $5,756,390.

4. Related-Party Transactions (continued)

Certain operating expenses are allocated directly by GBS to the Company based on revenue ratios. These expenses include supervision, technology, licensing, compliance, finance and accounting support. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. The amount allocated to the Company in 2024 by GBS was $1,177,150.

Intercompany receivables and payables may be settled with Gallagher related parties subject to a Master Multilateral Netting Agreement that the Company has in place.

5. Commitments

The Company intends to continue to make periodic distributions to GBS while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital (as defined under Rule 15c3-1) of $7,630,992 and a net capital requirement of $1,802,751. The Company's ratio of aggregate indebtedness to net capital was 3.54 to 1.

7. Subsequent Events

In the preparation of the Company's financial statements as of December 31, 2024, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through April 14, 2025, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto. No additional matters were noted.

Supplementary Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

Net capital		
Stockholder's equity	$	11,858,176
Less non-allowable assets		4,227,184
Net capital	$	7,630,992
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	1,802,751
Excess net capital	$	5,828,241
Aggregate indebtedness		
Accounts payable and other liabilities	$	27,041,137
Ratio of aggregate indebtedness to net capital		3.54
Non-allowable assets:		
Commissions receivable		4,136,386
Net fixed assets		12,741
Other assets		78,057
	$	4,227,184

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2024 submitted April 14, 2025.

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying GBS Retirement Services, Inc.'s exemption report, in which GBS Retirement Services, Inc., (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

April 14, 2025

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Management of GBS Retirement Services Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of GBS Retirement Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2024 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public

EY
Building a better working world

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal truncating cents resulting in rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

April 14, 2025

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2024, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

April 14, 2025

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2024, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

April 14, 2025

EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and Management of GBS Retirement Services Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of GBS Retirement Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2024 with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public

Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal truncating cents resulting in rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

April 14, 2025

Gallagher

Insurance | Risk Management | Consulting

April 14, 2025

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606

In connection with your review engagement relating to our statements about GBS Retirement Services, Inc. (the Company) made in our exemption report required under U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(4) throughout the most recent fiscal year ended December 31, 2024 (the Exemption Report), we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to perform your review for the purpose of determining whether you are aware of any material modifications that should be made to management's statements in order for them to be fairly stated, in all material respects.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief.

Management's responsibilities

We acknowledge that, as members of management of GBS Retirement Services, Inc., we are responsible for the following statements in our Exemption Report:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Further, the statements in our Exemption Report that we have identified are consistent with the updated pending Company's membership agreement with FINRA, those provisions claimed within the Company's FOCUS report filings, and reflect all business activities of the broker dealer. We have considered the SEC Rule 17a-5 frequently asked questions when evaluating the

completeness and accuracy of the statements made in our Exemption Report.

We also acknowledge that, as members of management of GBS Retirement Services, Inc, we are responsible for complying with the statements made throughout the fiscal year and the completeness of those statements made in addressing the business activities of the broker dealer. We also are responsible for establishing and maintaining effective internal control over compliance with the statements made. We are not aware of any deficiencies in the design or operation of the Company's internal controls over compliance with the statements made.

Records and other information

We have made available to you all records and other information relevant to our statements, including all known matters contradicting the statements, all known matters that might significantly affect our statements, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the statements made, received through the date of your review report.

Compliance with the exemption statements made

There has been no known noncompliance with the statements made throughout the most recent fiscal year ended December 31, 2024 and through the date of your review report.

There has been no abuse, fraud, or suspected or alleged fraud affecting our compliance with the statements made involving management.

Independence

We have communicated to you the names of all the Company's affiliates and any beneficial owners (known through reasonable inquiry) of the Company's or its affiliates' equity securities where such beneficial owner has significant influence over the Company and the entities included in the Company's financial statements.

Based on inquiries made of our officers, directors, other individuals in a financial reporting oversight role (FROR) and individuals who are beneficial owners with significant influence over the Company and the entities included in the Company's financial statements, we are not aware of any business relationship between any such individual (or any entity for or of which such an individual acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an EY Firm). Such relationships exclude those where an EY Firm performs professional services or where an EY Firm is a consumer in the ordinary course of business.

We are not aware of any reason that Ernst & Young LLP would not be independent for purposes of the Company's review engagement.

Gallagher

Insurance | Risk Management | Consulting

Subsequent events

No known events or other factors have occurred since December 31, 2024 or are pending that would have an effect on our statements made in our Exemption Report for the most recent fiscal year ended December 31, 2024.

We understand that your review was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and was, therefore, designed primarily for the purpose of determining whether you are aware of any material modifications that should be made to management's statements in order for them to be fairly stated, in all material respects, in accordance with provisions set forth within Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5 under the Securities Exchange Act of 1934 and that your procedures were limited to those that you considered necessary for that purpose. We understand that your review was substantially less in scope than an examination and, accordingly, that you have not expressed an opinion on management's statements. We also understand that your review cannot be relied upon to disclose all exceptions to the statements made or fraud or illegal acts that may exist; however, we understand that you would have informed us of any fraud or illegal acts that came to your attention, unless they were clearly inconsequential, as well as any exceptions to the statements made that came to your attention.

Very truly yours,

Beth Marren
Controller and FINOP
Gallagher Benefit Services, Inc.

Patrick Amaya

Patrick Amaya (Apr 14, 2025 12:35 PDT)

Patrick Amaya
Vice President & Chief Operating Officer
GBS Retirement Services, Inc.